Exhibit 99.1

Sun Life hosts Investor Day 2024 in Toronto

TORONTO, Nov. 13, 2024 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("the Company" or "Sun Life") will host Investor Day 2024 in Toronto today. During the event, Sun Life will showcase its winning track record, highlight progress made on its strategic priorities, detail updates to its Medium-Term Financial Objectives and Business Group targets and ultimately demonstrate how the Company is delivering for its Clients and investors.

Several members of Sun Life's Senior Management Team will host presentations and interactive discussions on topics including: digital leadership, Client impact, and insights into Sun Life's four business groups ─ Asset Management, Canada, U.S. and Asia, ─ all themed around Playing to Win.

"Over the past ten years, Sun Life's commitment to being a Purpose-driven company has not only delivered a robust track record of execution and financial performance, we've also showcased remarkable resilience in delivering a positive impact for our investors and Clients around the world," said Kevin Strain, President and CEO for Sun Life. "Our winning strategy anchored by our superior business mix has consistently played to win through organic growth, strategic acquisitions and partnerships. We're proud of the journey we've been on and the exciting future ahead for Sun Life as we continue to drive growth and value for all of our shareholders and Clients."

Mr. Strain added, "We're excited to elevate our focus with increases to the Company's Medium-Term Financial Objectives for Underlying Earnings Per Share (EPS)1 growth per annum to 10% and Underlying Return on Equity (ROE)1 to 20%, while reaffirming our Underlying Dividend Payout Ratio1 Medium-Term Financial Objective of 40-50%."

"Our focus on capital light businesses has supported strong capital generation, delivered exceptional returns and created value for Sun Life investors," said Tim Deacon, Executive Vice-President and CFO for Sun Life. "Our strong balance sheet is a cornerstone of strength and will continue to serve as a strategic lever for our next stage of growth."

Sun Life's Investor Day 2024 details are below:

Date: Wednesday, November 13, 2024
Time: 8:00 a.m. – 1:00 p.m. ET
Location: In person at 1 York St. 35th floor, Toronto and via live webcast online.
The webcast replay will be available after the event.

Research analysts attending in-person will have the opportunity to participate in live Q&A sessions. For more information on the event and to access the slides from each presentation, please visit our Sun Life Investor Day 2024 page.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2024, Sun Life had total assets under management of $1.51 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Non-IFRS Financial Measures
Underlying EPS, Underlying ROE, and Underlying Dividend Payout Ratio are Non-IFRS financial measures.

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Management's Discussion and Analysis for the period ended September 30, 2024 (Q3 2024 MD&A) under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iv) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management within the Q3 2024 MD&A and in SLF Inc.'s 2023 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Medium-Term Financial Objectives
Sun Life's medium-term financial objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that are described in the Investor Day 2024 presentations. Additional information is provided in the Investor Day 2024 presentations on www.sunlife.com.

Although considered reasonable, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based on may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in this news release and the Investor Day presentations. Our medium-term financial objectives do not constitute guidance.

Footnotes [1] Our medium-term financial objectives are forward-looking non-IFRS financial measures. For additional information, refer to "Medium-Term Financial Objectives" in this news release.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	David Garg
Associate Vice-President,	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 416-979-6070	T. 416-408-8649
rajani.kamath@sunlife.com	david.garg@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 07:00e 13-NOV-24